UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER 333-281116
CUSIP NUMBER 98400 U103

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	March 31, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

PART I – REGISTRANT INFORMATION

FOCUS IMPACT BH3 NEWCO, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1345 Avenue of the Americas, 33rd Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10105
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Focus Impact BH3 NewCo, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025 (the “Quarterly Report”) by the prescribed filing date due to the reasons described below.

The Company is working diligently to complete the Quarterly Report as soon as possible; however, due to unexpected delays in the completion of the financial statements, the Company is unable to complete and file the Quarterly Report by the required due date of May 15, 2024 without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Carl Stanton (Name)	(212) (Area Code)	213-0243 (Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒    No  ☐

The Company has previously not been required to file any periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Focus Impact BH3 NewCo, Inc.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2025	By:	/s/ Carl Stanton
Carl Stanton
Chief Executive Officer